Platinum Eagle Acquisition Corp.

2121 Avenue of the Stars, Suite 2300

Los Angeles, California 90067

February 12, 2019

VIA EDGAR

Ronald Alper

Division of Corporation Finance

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Platinum Eagle Acquisition Corp.
Registration Statement on Form S-4
Filed February 12, 2019
File No. 333-228363

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Platinum Eagle Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, February 14, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Eli Baker
Eli Baker

cc:	Winston & Strawn LLP